ACCOR

Press Release

First-Half 2004 Revenues
Up 5.3% Like-for-Like

Paris, July 28, 2004

(in EUR millions)	2003	2004	% change (reported)	% change (like-for-like*)
Hotels	**2,343**	**2,455**	**+4.8%**	**+5.4%**
Services	**231**	**249**	**+7.8%**	**+9.5%**
Other businesses	733	739	+0.8%	+3.6%
Total Group	**3,306**	**3,443**	**+4.1%**	**+5.3%**

*At comparable scope of consolidation and exchange rates.

Accor's consolidated revenues rose 4.1% in the six months that ended June 30, 2004. **Excluding the currency effect and changes in the scope of consolidation, the increase was 5.3%**, thanks to a 6.1% rise in the second quarter that built on the first quarter's 4.3% improvement.

The 4.1% rise in reported revenues breaks down as follows:

- Like-for-like growth: + 5.3%
- Business expansion: + 2.4%
- Currency effect: - 2.1%
- Asset disposals: - 1.4%

Hotels

Hotel revenues for the first half were up 5.4% like-for-like. On a reported basis, the increase was 4.8%, taking into account new hotel openings, which contributed 2.5% to revenue growth, and a negative 2.3% currency effect due to the dollar.

In **upscale and midscale hotels**, revenues increased 7.1% like-for-like, thanks to strong performances in the United Kingdom (up 13.0%), the United States (19.8%), Germany (5.2%), Asia-Pacific (13.0%) and Latin America (13.0%).

In **economy hotels**, like-for-like revenues rose 3.0% in France and 4.7% in the rest of Europe (up 9.0% in the United Kingdom, 13.0% in Spain, 4.0% in Belgium and 1.9% in Germany). In the United States, revenues increased 2.4% like-for-like.

Services

First-half revenues from Services rose by 9.5% like-for-like, led by sustained demand in Latin America (revenues up 11.2%) and Europe (up 8.0%). On a reported basis, the increase was 7.8%, mainly because of the second-quarter depreciation in the Brazilian real.

Other businesses

Revenues from other businesses (travel agencies, casinos, restaurants and onboard train services) increased by 0.8% as reported and 3.6% like-for-like.

▶ Outlook

First-half 2004 confirmed the recovery in the worldwide economic cycle. In Hotels, the turnaround still varies by region. A number of large markets are enjoying strong growth: in the United States (upscale and midscale hotels), in the United Kingdom, Central Europe, Asia-Pacific and Latin America. In Southern Europe and in the economy segment in the United States, most of the recovery is yet to come. In Services, the first-half momentum should persist.

****

With 158,000 people in 140 countries, **Accor** is the European leader and one of the world's largest groups in travel, tourism and corporate services, with two major international activities:

- **hotels**: nearly 4,000 hotels (455,000 rooms) in 90 countries, casinos, travel agencies, and restaurants;
- **services** to corporate clients and public institutions: 14 million people in 34 countries use a broad range of services (food vouchers, people care and services, incentive, loyalty programs, events) engineered and managed by Accor.

Contacts

Eliane Rouyer
Director
Investors Relations
+33 (0) 1 45 38 86 26

Further information on Accor is available on Internet at ***accor.com***

In EUR thousands	First Quarter		Second Quarter		Half Year	
	Sales 2003	Sales 2004	Sales 2003	Sales 2004	Sales 2003	Sales 2004
Hotels						
Upscale and Midscale	609,640	650,050	685,265	762,478	1,294,905	1,412,528
Economy (excl.US)	258,191	273,001	302,498	320,577	560,689	593,579
Economy U.S.	230,191	202,220	257,302	246,658	487,493	448,879
Sub-total Hotels	**1,098,022**	**1,125,272**	**1,245,065**	**1,329,714**	**2,343,087**	**2,454,985**
SERVICES	**110,853**	**121,152**	**120,000**	**127,680**	**230,853**	**248,832**
Other businesses						
Travel Agencies	92,699	87,714	100,165	105,662	192,865	193,375
Casinos	51,281	53,341	51,038	53,199	102,319	106,541
Restaurants	99,571	109,504	108,034	113,061	207,605	222,565
Onboard train services	62,679	58,669	71,645	65, 049	134,324	123,718
Other	43,012	42,293	52,404	50,202	95,416	92,495
Sub-total other businesses	**349,242**	**351,521**	**383,286**	**387,173**	**732,528**	**738,695**
TOTAL	**1,558,118**	**1,597,945**	**1,748,351**	**1,844,567**	**3,306,469**	**3,442,512**

	First Quarter		Second Quarter		Half Year	
	Change Reported %	Change like for like %	Change Reported %	Change like for like %	Change Reported %	Change like for like %
Hotels						
Upscale and Midscale	6.6%	4.9%	11.3%	9.1%	9.1%	7.1%
Economy (excl.US)	5.7%	4.1%	6.0%	3.8%	5.9%	3.9%
Economy U.S.	-12.2%	2.3%	-4.1%	2.4%	-7.9%	2.4%
Sub-total Hotels	**2.5%**	**4.2%**	**6.8%**	**6.4%**	**4.8%**	**5.4%**
SERVICES	**9.3%**	**10.4%**	**6.4%**	**8.6%**	**7.8%**	**9.5%**
Other businesses						
Travel Agencies	-5.4%	-3.4%	5.5%	4.0%	0.3%	0.4%
Casinos	4.0%	-0.5%	4.2%	1.8%	4.1%	0.7%
Restaurants	10.0%	9.0%	4.7%	6.9%	7.2%	7.9%
Onboard train services	-6.4%	2.7%	-9.2%	0.9%	-7.9%	1.7%
Other	-1.7%	5.1%	-4.2%	7.6%	-3.1%	6.5%
Sub-total other businesses	**0.7%**	**2.7%**	**1.0%**	**4.4%**	**0.8%**	**3.6%**
TOTAL	**2.6%**	**4.3%**	**5.5%**	**6.1%**	**4.1%**	**5.3%**

Hotel RevPAR by market segment 2004 Half Year, YTD	*Occupancy Rate*		*Average Room Rate*	RevPar reported basis Subsidiaries and managed (1)	*RevPar excl. expansion, Subsidiaries (2)*
	(in %)	*(chg. in pts)*	*(chg. in %)*	*(chg. in %)*	*(chg. in %)*
Upscale and Midscale Europe	62.6%	+2.7	-0.9%	+3.6%	*+3.1%*
Economy Europe (excl. US)	71.4%	+1.1	+2.2%	+3.8%	*+3.2%*
Economy US *(in $)*	63.6%	+0.2	+1.3%	+1.5%	*+1.4%*

Hotel RevPAR by country 2004 Half Year, YTD	*Number of Rooms (1)*	*Occupancy Rate*		*Average Room Rate*	RevPar reported basis Subsidiaries and managed (1)	*RevPar excl. expansion, Subsidiaries (2)*
(in local currency)		*(in %)*	*(chg. in pts)*	*(chg. in %)*	*(chg. in %)*	*(chg. in %)*
France	*82,696*	68.6%	+1.3	+0.5%	+2.5%	*+2.5%*
Germany	*31,331*	62.7%	+1.8	-1.0%	+1.9%	*+2.3%*
U.K.	*11,232*	73.1%	+2.9	+5.5%	+9.9%	*+8.4%*
The Netherlands	*5,853*	67.3%	+1.4	-3.3%	-1.3%	*-1.9%*
Belgium	*5,376*	68.0%	+1.4	-1.1%	+0.9%	*+2.9%*
Spain	*4,069*	69.9%	+3.4	-7.1%	-2.3%	*-1.9%*
Italy	*3,817*	57.0%	-0.5	-1.9%	-2.7%	*+0.1%*
Hungary	*3,314*	60.6%	+8.2	+3.6%	+19.9%	*+19.8%*
USA (Upscale and Midscale)	*3,764*	70.4%	+8.6	+3.8%	+18.3%	*+19.3%*

(1) Subsidiaries (owned and leased) hotels and hotels under management contract, in local currency
(2) Subsidiaries hotels, on same perimeter and currency basis

File N° 82-4672

ACCOR

Press Release

A strategic partnership that strengthens Accor's position in the global tourism industry

Accor Acquires 28.9% Stake in Club Méditerranée

Paris, June 11 2004._ Accor has announced that it is acquiring a 28.9% equity interest in Club Méditerranée, including the 21.2% of shares held by Agnelli Group (Exor/Ifil) and 7.7% held by Caisse des Dépôts et Consignations (CDC). With the acquisition, Accor will become the core shareholder in Club Méditerranée, which enjoys forefront brand identity and expertise in the leisure segment. The transaction is subject to approval by the monopolies and mergers commissions.

The transaction will be based on an acquisition price of 45 euros for each Club Méditerranée share, for a total of 252 million euros, plus an earn-out clause, representing a maximum of 41 million euros as for the Agnelli Group and 550,000 Accor shares as for the CDC Group. It will be financed by ORANE convertible bonds, available to every shareholders, for a total of 280 million euros, based on one 40 euros bond per Accor share. CDC has agreed to underwrite the issue, if necessary in full, to facilitate the transaction. Those terms respect Accor's financial structure.

By becoming Club Méditerranée's core shareholder, with the full support of its management, Accor will help the company to strengthen its profitability. Accor's position as an industry leader in Europe and a major force in global tourism will also enable Club Méditerranée to successfully pursue its strategy of moving up-market and its development.

In creating this strategic partnership with Club Méditerranée, Accor, which operates, out of 4,000 hotels, 200 leisure properties in 35 countries, is reaffirming its commitment to playing a leadership role in this growing segment that is certain to become increasingly structured. For many years, Accor's strategy has been to offer a comprehensive range of products and services worldwide to business and leisure customers, who often overlap.

"*We are confident in the Club Méditerranée management team and the Chairman of its Executive Board, who have already gotten the company's turnaround off to a good start. With Henri Giscard d'Estaing and his teams, we will quickly and realistically study possible synergies as well as all operating and marketing opportunities beneficial to both companies. We will also promote cross-fertilization of experience. The closer ties offer interesting prospects for both companies,"* said Jean-Marc Espalioux, Chairman of the Accor Management Board, who emphasized *"the image of leisure hotels, for which demand will inevitably increase, reflects favorably on all Accor hotels at a time when our properties want*

to tailor their offers more closely to the changing tastes of non-business, leisure and weekend customers."

*****

With 150,000 people in 140 countries, **Accor** is the European leader and one of the world's largest groups in travel, tourism and corporate services, with two major international activities:

- **hotels**: nearly 4,000 hotels (455,000 rooms) in 90 countries, casinos, travel agencies, and restaurants;
- **services** to corporate clients and public institutions: 14 million people in 34 countries use a broad range of services (food vouchers, people care and services, incentive, loyalty programs, events) engineered and managed by Accor.

Contacts

Eliane Rouyer
Director
Investor Relations
T : 00.33.(0).1.45.38.86.26

Further information on Accor is available on Internet at ***accor.com***

ACCOR

ACCOR ADR PROGRAM

List of information
furnished pursuant to Rule 12g3 - 2 (b) under the Securities and Exchange Act of 1934

Definitions

BALO : « Bulletin des Annonces Légales Obligatoires » - French Legal Publication for listed companies

« La semaine de l'Ile de France » : French Legal Publication published in the headquarter's region of the company

COB : « Commission des Opérations de Bourse » - French Stock Exchange Commission

Decree 67-236 or Decree of March 23, 1967

Financial Statements				
14/2/96	1995 Consolidated Revenues	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.1.
24/4/96	1995 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.2.
15/5/96	1996 First Quarter Consolidated Revenues	BALO	Decree 67-236 of March 23, 1967, article 297	I.3.
4/6/96	1995 Annual Report	filed, on April 25, 1996, under COB reference number R.96-088	Decree 67-236 of March 23, 1967, article 295	I.4.
9/8/96	1996 First Half Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.5.
7/10/96	1996 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 297-1	I.6.
15/11/96	1996 Third Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.7.
19/2/97	1996 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.8.
23/4/97	1996 Results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.9.
12/5/97	1997 First Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.10.
4/6/97	1996 Annual Report	filed, on April 30, 1997, under COB reference number R.97-126	Decree 67-236 of March 23, 1967, article 295	I.11.
6/8/97	1997 First Half Consolidated Revenues	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.12.
7/10/97	1997 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 297-1	I.13.
12/11/97	1997 Third Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.14.
12/2/98	1997 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.15.

Financial Statements				
7/4/98	1997 results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.16.
15/5/98	1998 First quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.17.
9/6/98	1997 Annual Report	filed, on May 20, 1998, under COB reference number R.98-204	Decree 67-236 of March 23, 1967, article 295	I.18.
11/8/98	1998 first half consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.19.
6/10/98	1998 first half consolidated results	BALO Press release	Decree 67-236 of March 23, 1967, article 297-1	I.20.
11/2/99	1998 consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.21.
30/3/99	1998 results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.22.
6/5/99	1999 first quarter consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.23.
4/8/99	1999 first half consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.24.
29/9/99	1999 first half consolidated results	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.25.
8/11/99	1999 first nine months consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.26.
4/2/00	1999 consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.27.
9/2/00	1999 result forecasts upgraded	Press release	Decree 67-236 of March 23, 1967, article 297	I.28.
21/3/00	1999 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.29.
09/05/00	2000 first quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.30.
27/07/00	2000 first half consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.31.

Financial Statements				
27/09/00	2000 first half results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.32.
30/10/00	2000 First nine months consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.33.
31/01/01	2000 consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.34.
13/03/01	2000 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.35
09/05/01	2001 first quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.36
02/08/01	2001 Half Year consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.37
19/09/01	2001 Half Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.38
06/11/01	Consolidated Sales for the First Nine Months of 2001	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.39
29/01/02	Consolidated Sales for the Full Year of 2001	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.40
06/03/02	2001 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.41
02/05/02	Consolidated Sales for the first three months of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.42
30/07/02	Consolidated Sales for the Half Year of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.43
16/09/02	2002 Half Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.44
05/11/02	Consolidated Sales for the First Nine Months of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.45
05/02/03	Consolidated Sales for the Full Year of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.46
05/03/03	2002 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.47

06/05/03	Consolidated Sales for the first three months of 2003	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.48
31/07/03	H1 2003 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.49
10/09/03	2003 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.50
05/11/03	9M 2003 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.51
28/01/04	Consolidated Sales for the Full Year of 2003	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.52
22/04/04	2003 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.53
28/04/04	Q1 2004 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.54
28/07/04	H1 2004 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.55

Invitations to Shareholders' Meetings				
26/4/96	Invitation to General Ordinary and Extraordinary Shareholders' Meeting of June 4, 1996	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.1.
22/11/96	Invitation to General Extraordinary Shareholders' Meeting of January 7, 1997	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.2.
25/4/97	Invitation to General Ordinary and Extraordinary Shareholders' Meeting of June 4, 1997	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.3.
12/5/98	Invitation to General Ordinary and Extraordinary Shareholders' Meetings of June 9, 1998	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.4.
10/5/99	Invitation to Ordinary General Meeting of Shareholders of May 27, 1999	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.5.
5/11/99	Invitation to Extraordinary General Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.6.
15/05/00	Invitation to Extraordinary General Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.7.
30/04/01	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.8.
15/04/02	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.9.
15/05/03	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.10.
29/03/04	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.11.

Changes in Share Capital			
4/6/96	Increase in share capital by FF 343,685,400 through the creation of 3,436,854 new shares with FF 100 per value each to be distributed to IBL shareholders for the payment of their transfers	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
22/7/96	Increase in share capital by FF 72,327,400 through the	BALO	Decree 67-236 of March 23, 1967,

	creation of 723,274 new shares with FF 100 per value each for the payment of the 1995 stock dividend	La semaine de l'Ile de France	article 287
31/12/96	Increase in share capital by FF 4,120,500 through the creation of 41,205 new shares with FF 100 per value each (bonds converted and stock options exercised)	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
4/6/97	Increase in share capital by FF 234,776,100 through the creation of 2,347,761 shares with FF 100 per value each to be distributed to Sphere International shareholders following the share exchange parity of the merger/acquisition by Accor	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
15/12/99	Increase in share capital by € 8,271,045 through the issuance of 551,403 shares with € 15 par value each to be distributed to Participations SA and SEIH shareholders following the share exchange parity of the merger and transfer of the hotel assets	BALO Les Echos Press release	Decree 67-236 of March 23, 1967, article 287
15/12/99	Five-for-one split of the Accor share, from € 15 to € 3 ; total share capital of € 551,487,225 represented by 183,829,075 shares of € 3 par value	BALO Les Echos Press release	Decree 67-236 of March 23, 1967, article 287

Financial Operations				
26/4/96	Accor's Exchange Offer on IBL shares	Filed under COB reference number E.96-090 Press Release	COB Rule 91-02, article 15-1	IV.1.
23/5/96	Success of Accor's Exchange Offer on IBL shares	Press Release	COB Rule 91-02, article 15-1	IV.2.
25/4/97	Merger/Acquisition of Economy and Budget Hotel activities within Accor	Filed under COB reference number E.97-111 Press Release	COB Rule 91-02, article 15-1	IV.3.
4/12/97	Buy out offer for shares of AAPC	Press Release	COB Rule 90-02, article 4	IV.4.
13/2/98	Successful Offer for AAPC	Press Release	COB Rule 90-02, article 4	IV.5.
12/7/99	Red Roof Inns Inc. to be acquired by Accor	Press Release	COB Rule 98-07	IV.6.
13/8/99	Accor holds over 99% of shares of Red Roof Inns, Inc. upon the completion of the tender offer	Press Release	COB Rule 98-07	IV.7.
05/07/01	Issuing of a € 800,000,000 5.75% Notes due July 5, 2006	Offering Circular	Filed under Clearstream Luxembourg number 013144036 and Euroclear France number 48640	IV.8.
10/01/02	Takeover Bid for Compagnie Européenne de Casinos	Filed under COB reference n°02-013 dated January 8, 2002 Press Release	COB	IV.9.
19/01/04	Partnership between the Barrière Desseigne family, Accor and Colony/Colyzeo	Press Release		IV.10.
11/06/04	Accor acquires 28.9% stake in Club Méditerranée	Press Release		IV.11.

Other			
15/05/00	Letter to Shareholders		V.22.
30/05/00	1999 Annual Report		V.23.
15/10/00	Letter to Shareholders		V.24.
15/04/01	Letter to Shareholders		V.25.
01/06/01	2000 annual report		V.26.
01/06/02	2001 annual report		V.27
21/05/03	2002 financial statements		V.28
15/05/04	2003 financial stalements		V.29